DLA Piper US LLP 400 Capitol Mall, Suite 2400 Sacramento, California 95814-4428 www.dlapiper.com Kevin A. Coyle Kevin.coyle@dlapiper.com T 916.930.3240 F 916.930.3201

December 11, 2006	OUR FILE NO. 348395-900100

VIA UPS

Rebekah Toten
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unify Corporation

Dear Ms. Toten:

Attached as discussed please find two courtesy copies of the revised proxy materials filed by Unify Corporation in response to your letter of October 12, 2006, one of which has been marked to show changes. I have also included a copy of your letter for your convenience.

With respect to your comments on Proposal 2 numbered 1 through 6, please be advised that Unify is no longer seeking an increase in its authorized number of shares.  Since its original proxy filing, Unify restructured its transaction with Halo to provide for an additional cash payment in lieu of issuing additional securities.  This obviated the need to seek an increase in authorized shares in order to complete the transaction, which was closed on November 20, 2006.  Unify is now seeking approval for a reverse stock split, as described in the revised proxy materials filed today.

Rebekah Toten
December 11, 2006
Page Two

Please let me know if you need anything further.

Very truly yours,

DLA Piper US LLP

Kevin A. Coyle
Partner

Admitted to practice in California and New York

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